UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: May 15, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ALERT: ChipMOS SECURES NT$12.0 BILLION CREDIT FACILITY

Hsinchu, Taiwan, May 15, 2018 - ChipMOS TECHNOLOGIES INC. (TWSE: 8150; NASDAQ: IMOS; “ChipMOS”) announced today that has secured a new credit line (aggregated as the “Credit Facility”) from a syndicate of eleven Taiwan banks. The Credit Facility, NT$12.0 billion (approximately US$412.4 million), with a five-year, floating rate term. ChipMOS expects to use a portion of the proceeds from the Credit Facility to refinance its existing bank debt, with the balance being used to provide additional working capital for general corporate purposes.

Taiwan Cooperative Bank acted as lead manager; Bank of Taiwan, Land Bank of Taiwan, Taishin International Bank, Hua Nan Bank, Chang Hwa Bank and Yuanta Bank acted as co-lead of the syndicate, which also included of the syndicate, First Commercial Bank, Shin Kong Bank, Bank of Panhsin and Mega International Commercial Bank. Mr. S.J. Cheng, Chairman and President of ChipMOS, and executive representatives from the bank syndicate were present at the signing ceremony, which was held at the head offices of the Taiwan Cooperative Bank in Taipei, Taiwan.

S.J. Cheng, Chairman and President of ChipMOS, said, “We appreciate the continued support and excellent partnership of Taiwan’s most prominent banking institutions. The new Credit Facility will allow ChipMOS to refinance its existing debt obligations on favorable financial terms, while maintaining financial flexibility to support the Company’s growth plans. The Company’s strong financial health, market leadership and diversified growth opportunities in both core product areas and new expansion markets were all important factors in securing this additional financial support.”

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.